Exhibit 16.1

February 21, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TCP International Holdings Ltd. (the Company) and, under the date of April 15, 2015, we reported on the consolidated financial statements of TCP International Holdings Ltd. and subsidiaries as of and for the years ended December 31, 2014 and 2013. On February 14, 2017, we notified the Company’s audit committee that we will resign upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2015 and the issuance of our report thereon. We also notified the Company’s audit committee that we will not issue the above referenced report before the completion of the audit of the Company’s financial statements as of and for the year ended December 31, 2016 by a successor auditor. We have read TCP International Holdings Ltd.'s statements included under Item 4.01 of its Form 8-K dated February 21, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the following:

1.	the last sentence in the second paragraph, and the last sentence of the sixth paragraph representing forward looking statements or statements of the Company’s beliefs;

2.	the last sentence in the fourth paragraph as to whether the Company has been pursuing a remediation plan; and

3.
the first sentence in the sixth paragraph as to whether the Company has appointed an independent registered public accounting firm to audit its financial statements as of and for the year ended December 31, 2016.

Very truly yours,

/s/ KPMG LLP